SIMPSON THACHER & BARTLETT LLP
425 LEXINGTON AVENUE NEW YORK, N.Y. 10017-3954 (212) 455-2000
FACSIMILE (212) 455-2502
DIRECT DIAL NUMBER (212) 455-2948		E-MAIL ADDRESS jkaufman@stblaw.com

February 17, 2012

VIA EDGAR TRANSMISSION

Ms. Pamela Long

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re: Toll Brothers, Inc. Registration Statement on Form S-4 File No. 333-179380
Annual Report on Form 10-K For the Year Ended October 31, 2011
File No. 001-09186

Dear Ms. Long:

On behalf of Toll Brothers, Inc. (the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated February 14, 2012 (the “Comment Letter”), relating to the above-referenced Registration Statement on Form S-4 filed on February 3, 2012 (the “Registration Statement”) and the above referenced Annual Report on Form 10-K filed on December 22, 2011 (the “Annual Report”). We have also revised the Registration Statement in response to the Staff’s comments and are filing concurrently with this letter Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects these revisions and certain general updates.

Set forth below are our responses to the Staff’s comments as set forth in the Comment Letter. For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of Amendment No. 1. The responses and information described below are based upon information provided to us by the Company.

February 17, 2012

Form S-4

General

1.	As Toll Brothers Finance is the issuer of the notes, please include it as a registrant on the facing page of the registration statement. It also appears that Toll Brothers Finance has not submitted the Form S-4 for filing on EDGAR. Please advise, or otherwise ensure that each registrant and subsidiary guarantor has properly filed the registration statement on EDGAR.

In response to the Staff’s comment, the Company has revised the cover page of Amendment No. 1 to include Toll Brothers Finance Corp. as a registrant.

In addition, Toll Brothers Finance Corp. has submitted Amendment No. 1 for filing on EDGAR. The Company notes supplementally that the previously obtained CCC codes of the subsidiary guarantors have expired and the Company is in the process of obtaining updated codes. When such codes have been obtained, the subsidiary guarantors will be included in the EDGAR filing of a subsequent pre-effective amendment to the Registration Statement.

Prospectus Cover Page

2.	We note that you have elected to commence the exchange offer early, pursuant to Rule 162 under the Securities Act. Although a preliminary prospectus used to commence an exchange offer early must include the legend required by Item 501(b)(10) of Regulation S-K, the language in the legend must be appropriately tailored and thus may not state that the prospectus is not complete. For an example of language that may be used in the “red herring” legend in an early commencement exchange offer, please see Question 2 in Part I.E. of the Third Supplement (July 2001) to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations, which is available on our website at http://www.sec.gov/interps/telephone/phonesupplement3.htm.

In response to the Staff’s comment, the Company has revised the cover page of the prospectus contained in Amendment No. 1.

3.

Although the requirement to deliver a final prospectus has been eliminated under Regulation M-A for exchange offers commenced before effectiveness of the registration statement, offerors still must file a final prospectus. The obligation to file a final prospectus is not satisfied by the filing of an amendment to the registration statement before effectiveness. See, on our website www.sec.gov, Telephone Interpretation Manual Supplement dated July 2001, Section I.E.3, for more information. Please confirm to us that the registrant will satisfy its obligations to file a final prospectus, after effectiveness, in accordance with the above

February 17, 2012

interpretation.

In response to the Staff’s comment, the Company confirms that it will file a final prospectus after the effectiveness of the Registration Statement.

4.	We note that you are offering to exchange the 6.875% Senior Notes due 2012 and the 5.95% Senior Notes due 2013 for up to $300 million of new notes. Please advise us as to whether each security is a separate class of subject security for purposes of Regulation 14E and whether you are conducting one tender offer or two separate tender offers. If you are conducting two separate tender offers, please revise to disclose the maximum amount of the aggregate principal amount of the new notes being offered for each subject security. Since the holders of old notes which are accepted for exchange, will receive a cash payment representing accrued and unpaid interest on such old notes, please disclose the maximum amount of cash being offered for each subject security.

In response to the Staff’s comment, the Company advises the Staff that each series of notes is a separate class of subject security for purposes of Regulation 14E. The Company has revised the cover page of the prospectus and page 3 of Amendment No. 1.

5.	Please include the guarantees by Toll Brothers, Inc., as parent, and by the subsidiary guarantors on the cover page as separate securities being offered. Please refer to Item 501(b)(2) of Regulation S-K. In addition, please revise your “New Notes” disclosure to state that the guarantees of the subsidiary guarantors will be joint and several, full and unconditional, subject to the subsidiary guarantors’ customary release provisions.

In response to the Staff’s comment, the Company has revised its disclosure on the cover page and page 8 of Amendment No. 1.

Forward-Looking Statements, page iii

6.	Please remove your references to Section 27A of the Securities Act and Section 21E of the Exchange Act. These provisions do not apply to tender offers.

In response to the Staff’s comment, the Company has revised its disclosure on page iii of Amendment No. 1.

The Exchange Offer, page 3

7.	Please include a separate section to explain any material differences in the rights of the note holders as a result of the exchange. See Item 4(a)(4) of Form S-4.

In response to the Staff’s comment, the Company has revised its disclosure on pages 3 and 4 of Amendment No. 1.

February 17, 2012

8.	We note that you will pay cash for any fractional portion of new notes that holders would otherwise be entitled to receive. Please revise to disclose the source of funds for this consideration. Refer to Item 1007 of Regulation M-A.

In response to the Staff’s comment, the Company has revised its disclosure on page 5 of Amendment No. 1.

Withdrawal Rights, page 5

9.	Please revise your disclosure here and on page 23 to state that holders may withdraw their tendered shares at any time prior to 12:00 midnight, rather than 5:00 p.m., New York City time on March 2, 2012, to correspond with your definition of the “Expiration Date.” Refer to Rule 162(a)(2). Please also revise disclosure under “Acceptance of Notes for Exchange . . .” on page 22 to reflect that acceptance occurs after expiration of the offer at 12:00 midnight, rather than 5:00 p.m.

In response to the Staff’s comment, the Company has revised its disclosure on pages 5, 6, 20, 22, 23 and 24 of Amendment No. 1.

Ration of Earnings to Fixed Charges, page 14

10.	Disclose the dollar amount by which earnings were insufficient to cover fixed charges for 2011.

In response to the Staff’s comment, the Company has revised its disclosure on page 15 of Amendment No. 1.

The Exchange Offer, page 16

Expiration Date; Early Participation Date; Extensions; Amendments, page 18

11.	In the last paragraph on page 18, we note that you reserve the right to delay acceptance for exchange of any old notes tendered pursuant to the exchange offer. Please clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, please make this clear.

In response to the Staff’s comment, the Company has revised its disclosure on page 20 of Amendment No. 1.

12.	We note that you state that the Issuer will extend the exchange offer consistent with Rule 13e-4; please revise to also refer to Rule 162. In addition, we note that you state that the Issuer’s reservation of the right to delay exchange of old notes that it has accepted for payment is limited by Rule 13e-4; please revise to delete the reference to Rule 13e-4 and revise to refer to Rule 14e-1(c).

February 17, 2012

In response to the Staff’s comment, the Company has revised its disclosure on pages 19 and 20 of Amendment No. 1.

Conditions to the Exchange Offer, page 19

13.	We note that the Shelf Offering has closed. Please revise throughout your document to clarify that the Shelf Offering condition has been satisfied, or advise us.

In response to the Staff’s comment, the Company has revised its disclosure throughout Amendment No. 1 to clarify that the Shelf Offering condition has been satisfied.

14.	We note that it is a non-waivable condition that the new notes issuable in the exchange offer are not fungible for U.S. federal income tax purposes with the new notes issued in the Shelf Offering. Please revise your disclosure to explain how investors will know whether this condition has been satisfied and why the condition is necessary to your offering. Please also tell us whether this relates to your assumption that your treatment of the notes as having been issued in a qualified reopening of the Shelf Offering is respected. Please note that conditions to the offer must be based on objective criteria, and may not be based on your sole judgment or discretion.

In response to the Staff’s comment, the Company respectfully submits that the condition that the new notes are fungible for U.S. federal income tax purposes is not based on the Company’s sole judgment or discretion. If the new notes issued in the exchange offer are treated as having been issued in a qualified reopening, they will be fungible for tax purposes with the new notes issued in the Shelf Offering. This fungibility is an important aspect of the exchange offer transaction because, if the new notes issued in the exchange offer and the new notes issued in the Shelf Offering had different tax characteristics, they would need to be assigned separate CUSIP numbers so that investors and the Internal Revenue Service would be able to differentiate between the two classes. The determination of whether there is a qualified reopening is based on criteria set forth in the applicable tax regulations. These criteria will be satisfied (and, thus, there will be a qualified reopening) if the new notes issued in the Shelf Offering are considered “publicly traded” (which we believe they are) and (i) the new notes issued in the exchange offer are not issued with original issue discount or (ii) the yield of the new notes issued in the Shelf Offering (based on fair market value) is not more than 110% of their coupon rate. Based on the current trading price of the new notes issued in the Shelf Offering, we believe that the risk that these criteria will not be satisfied (and that there will not be a qualified reopening) is immaterial.

Accordingly, the Company has revised the disclosure on page 43 of Amendment No. 1.

15.	You disclose that you may assert or waive conditions to the offer, at any time and from

February 17, 2012

time to time. This statement suggests that conditions to the offer may be asserted after expiration of the offer. Please revise the disclosure to make clear that all conditions to the offer, other than those dependent upon receipt of necessary government approvals, must be asserted or waived before the expiration of the offer. In addition, please revise your disclosure to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

In response to the Staff’s comment, the Company has revised its disclosure on pages 19, 20 and 21 of Amendment No. 1.

Acceptance of Notes for Exchange..., page 22

16.	We note the disclosure indicating that you will pay the Exchange Consideration or the Total Exchange Consideration, as applicable after acceptance of the old notes. Rule 14e-1(c) requires that you exchange the notes or return the old notes “promptly” upon expiration or termination of the offer, as applicable, rather than after acceptance. Please revise your disclosure here and throughout the document, as necessary. Please remove the word “as practicable” at the end of the first paragraph on top of page 23.

In response to the Staff’s comment, the Company has revised its disclosure on page 24 of Amendment No. 1.

Description of the New Notes, page 26

Guarantees, page 26

17.	We note disclosure on page 27 that the subsidiary guarantors, other than Toll Brothers, Inc., may be released from the guarantee under certain enumerated circumstances. Please revise your disclosure to clarify whether all of the five circumstances you name must be present in order to release a subsidiary guarantee, or if this provision allows a subsidiary guarantee to be released upon the satisfaction of any one of these items. For example, is this provision intended to allow you to release subsidiary guarantees in the event that the guarantor is released from its guaranty under the Bank Credit Facilities, provided that the remaining four conditions are also satisfied?

In response to the Staff’s comment, the Company has revised its disclosure on page 28 of Amendment No. 1 to clarify that (1) an individual subsidiary guarantee may be released if all five of the listed circumstances are present and (2) all of the subsidiary guarantees will be released if there are no guarantors under the revolving credit facility.

18.

If the five provisions for the release of subsidiary guarantees are intended to be separate circumstances under which guarantees may be released, then in light of our guidance in Section 2510.05 of the Financial Reporting Manual found in the Commission’s website, it appears that provisions (1) through (4) would extend beyond the scope of what are considered to be customary circumstances. If you intend that the

February 17, 2012

satisfaction of any one of these provisions could lead to the release of any subsidiary guarantees, and you wish to rely on Rule 3-10 of Regulation S-X to omit separate financial statements for the issuer and guarantors, then please amend your indenture to remove the release provisions which appear to render the guarantees no longer full and unconditional. We note that you currently present consolidated financial statement in reliance upon Rule 3-10 of Regulation S-X (with condensed consolidating footnote disclosure in Note 20, page F-42 of your latest annual report).

The Company advises the Staff that all five of the conditions listed on page 28 of Amendment No. 1 must be satisfied before an individual subsidiary guarantee may be released. In addition, all of the subsidiary guarantees will be released if there are no guarantors under the revolving credit facility. In response to the Staff’s comment, the Company has clarified the disclosure on page 28 of Amendment No. 1. Accordingly, the Company respectfully submits that the guarantee release provisions contained in the indenture are customary in accordance with the guidance presented in Section 2510.05 of the Financial Reporting Manual and that the Company is thus permitted to present its consolidated financial statements with condensed consolidating footnote disclosure in reliance upon Rule 3-10 of Regulation S-X.

U.S. Federal Income Tax Considerations, page 42

19.	We note that no opinion of counsel regarding the material tax consequences of the exchange transaction is filed as an exhibit to the registration statement. Considering the assumptions you have made with regard to the tax treatment of the new notes, your disclosure that the “proper U.S. federal income treatment of the exchange offer is uncertain,” as well as the requirements of Item 601(b)(8) of Regulation S-K, please tell us why an opinion of counsel regarding the material tax consequences of the exchange is not required to be provided. In addition, we note the uncertainty as to the tax consequences of the exchange through the use of words such as “generally” or “we believe” and “we intend.” Please expand your disclosure to describe the basis for the uncertainty and add appropriate risk factor disclosure to the prospectus.

In response to the Staff’s comment, the Company has revised the disclosure on page 42 and added a tax opinion as an exhibit to the registration statement to indicate that the discussion contained in the section “U.S. Federal Income Tax Considerations” represents the opinion of Simpson Thacher & Bartlett LLP regarding the material U.S. federal income tax consequences of the exchange transaction. The Company has also revised the discussion contained in the section “U.S. Federal Income Tax Considerations” beginning on page 42 to eliminate words of uncertainty, such as “generally,” “we believe” and “we intend.” In light of this revised disclosure, the Company respectfully submits that no related risk factors are necessary.

Part II – Information Not Required in Prospectus, page II-1

Exhibit 4.9 Form of Indenture of Senior Securities

20.	We note that the final executed indenture was filed as Exhibit 4.1 to the Current Report on Form 8-K dated February 7, 2012. Please remove the words “Form of” from the

February 17, 2012

description of the indenture in the exhibit index and update footnote “**” accordingly.

In response to the Staff’s comment, the Company has revised the Exhibit Index of Amendment No. 1.

Exhibits

21.	Please file or incorporate by reference the charters and bylaws for the note issuer, Toll Brothers Finance Corp., and for the subsidiary guarantors.

In response to the Staff’s comment, the Company has revised the Exhibit Index of Amendment No. 1 to include the charters and bylaws of the note issuer, Toll Brothers Finance Corp., as well as Toll Brothers, Inc. and all of the subsidiary guarantors. We note that in certain instances, the documents of the subsidiary guarantors of a particular state are identical other than the name of the company. In such instances, the Company has filed a form of the charter and bylaws covering all the applicable entities.

As noted in the Exhibit List, certain of the subsidiaries’ charters and bylaws will be filed in a subsequent pre-effective amendment.

Exhibit 5.1 – Form of Opinion of Simpson Thacher & Bartlett

Exhibit 5.2 – Form of Opinion of John McDonald, General Counsel to the Registrant

22.	Please file the legal opinions in final form with your next amendment. Note that it is not appropriate to file your opinions for this transaction as exhibits to a report filed under the Exchange Act. The opinions must be included in the registration statement at the time of effectiveness. Please also ensure that counsel does not make any assumption as to state law matters for Guarantors not incorporated or organized in Delaware or New York. However, it may be appropriate for counsel to state that it is relying on the opinion of the company’s general counsel with regard to these matters. In this regard, we note Exhibits 5.1 and 5.2 to the Form 8- K filed with the Commission on February 7, 2012.

In response to the Staff’s comment, the Company is filing the opinion of Simpson Thacher & Bartlett LLP and the opinion of John McDonald, general counsel of the Company, as Exhibits 5.1 and 5.2 to Amendment No. 1. Supplementally, the Company respectfully submits that while the opinion of Simpson Thacher & Bartlett LLP contains an assumption as to state law matters for Guarantors not incorporated or organized in Delaware or New York, such opinion nonetheless complies fully with the Commission’s guidance in the Staff Legal Bulletin No. 19 (CF) (the “Bulletin”). Specifically, Section II(B)(1)(e) of the Bulletin under the title “Debt Securities and Guarantees,” provides that:

“If the registrant is organized in a jurisdiction outside of primary counsel’s area of expertise, the registrant may engage local counsel to provide the opinion that the registrant is validly existing, has the power to create the obligation and has taken the required steps to authorize entering into the obligation under the law of the

February 17, 2012

jurisdiction of organization. In turn, primary counsel may assume [emphasis added] that the registrant is validly existing, has the power to create the obligation and has taken the required steps to authorize entering into the obligation under the law of the jurisdiction of organization. Both opinions must be filed as exhibits and comply with all applicable requirements. Both primary counsel and local counsel would be named in the registration statement as having prepared or certified an opinion for purposes of Item 509(b) of Regulation S-K and would be required to file consents pursuant to Securities Act Rule 436(a).”

Footnote 21 to the Bulletin goes on to say that: “Alternatively, pursuant to Securities Act Rule 436(f), if primary counsel is expressly relying on the local counsel’s opinion, the local counsel’s opinion would be filed as an exhibit, but the local counsel’s consent would not be needed and the local counsel would not be named in the registration statement as having prepared or certified an opinion for purposes of Item 509(b) of Regulation S-K. In this situation, primary counsel’s opinion must cover the law of the jurisdiction of organization and cannot assume [emphasis added] valid existence, power to create the obligation, or due authorization. Primary counsel may note that its opinion as to these matters is subject to the same qualifications, assumptions and limitations as are set forth in the local counsel’s opinion.”

Exhibits 5.1 and 5.2 to Amendment No. 1 take the first approach suggested by the Bulletin and not the approach suggested as an alternative in Footnote 21. Specifically, the opinion of John McDonald (which, pursuant to Section II(B)(3)(b) of the Bulletin, is not qualified as to jurisdiction) states that each non-Delaware and non-New York Guarantor is validly existing, has the power to create the obligation and has taken the required steps to authorize entering into the obligation under the law of the jurisdiction of organization. Moreover, Mr. McDonald has been named in the Registration Statement as having prepared or certified an opinion for purposes of Item 509(b) of Regulation S-K and has filed a consent pursuant to Securities Act Rule 436(a).

Annual Report on Form 10-K For the Year Ended September 30, 2011

Management’s Discussion and Analysis, page 23

Off-Balance Sheet Arrangements, page 30

23.	Please tell us and revise future filings as applicable to describe the facts and circumstances surrounding the $40.9 million other than temporary impairment charge recognized against the carrying value of your joint venture investments. In this regard, discuss the factors specific to each of the impacted markets/segments, i.e., South and West, and address why no such impairment was warranted during fiscal 2010.

February 17, 2012

South

In response to the Staff’s comment, the Company advises the Staff that the impairment recognized against its investment in the South relates to a joint venture formed in October 2008 for the development and sale of homes in a master planned community. During both fiscal 2009 and 2010, the joint venture’s performance was as expected and the Company estimated that the fair value of its investment exceeded its carrying value at the end of each of the reporting periods. In the early part of fiscal 2011, the Company saw signs of increased sales activity consistent with the seasonality of that market and it continued to believe the investment was not impaired. In the late spring of 2011, demand for homes in this community unexpectedly weakened. The Company’s review of the joint venture’s expected future performance based on its historical performance and market conditions at that time, as well as expected sales paces and prices and the joint venture’s expected cash flows led the Company to determine that the value of its investment was impaired and that this impairment was other than temporary and the Company recognized an impairment charge of $10.0 million. The market continued to worsen and, in the fourth quarter of fiscal 2011, the Company determined that the value of its investment was further impaired and that this impairment was other than temporary and the Company recognized an additional impairment charge of $5.2 million. When the Company evaluates the carrying value of its investment, it considers the current and long-term outlook for the operations of the community and the anticipated period of time, if ever, it would take for the fair value of the investment to recover above the carrying value of the investment. In both the second quarter and fourth quarter of fiscal 2011, the Company concluded that the impairment of its investment was other than temporary based upon its expectation that the fair value of the investment would not recover above the carrying value for a number of years. At the times the Company made the evaluations that the impairment of its investment was other than temporary, the Company recognized an impairment against its investment.

West

In response to the Staff’s comment, the Company advises the Staff that the impairment recognized against its investment in the West relates to a development joint venture in which the Company was a minority partner. Due to the sharp deterioration of the real estate market in Nevada, the Company recognized a $65.0 million impairment against its investment in this joint venture in fiscal 2008. In December 2008, the lenders to this joint venture filed suit against the members of the joint venture and the parent companies of the members seeking to recover damages under certain completion guarantees and damages allegedly caused by the venture’s failure to repay the lenders. In fiscal 2009, based on the Company’s estimate of the fair value of its portion of the land in the joint venture, it recorded an additional $5.3 million impairment in its

February 17, 2012

joint venture investment. During fiscal 2010, the lawsuits continued and the joint venture continued to try to negotiate a settlement with the lenders. Based on the status of the lawsuits and the ongoing negotiations, the Company believed that it had adequately provided for a settlement of these claims. In December 2010, certain of the lenders filed an involuntary bankruptcy petition against the joint venture. The lenders argued that involuntary bankruptcy triggered the guarantees. The Company argued that the loan was non-recourse to the Company and that involuntary bankruptcy triggered by the lenders could not trigger the guarantees. Based upon the ruling supporting the lenders and the resulting ongoing negotiations with the lenders, in the first quarter of fiscal 2011, the Company recorded an additional $10.0 million investment in this joint venture and an immediate corresponding impairment representing its estimated liability of its required funding to the venture to settle the litigation. In addition, the Company evaluated the estimated fair value of the joint venture’s land and based upon this evaluation determined that the joint venture’s carrying value was impaired and the Company recognized a $10.0 million impairment charge representing its pro-rata share. In February 2011, the court ordered the appointment of a bankruptcy referee. The joint venture appealed the ruling but was denied. As a result, the expected amount to settle the Company’s liability increased. The Company recorded an additional investment and corresponding impairment charge against its investment in the second fiscal quarter of 2011 to reflect the Company’s current estimated liability for the settlement of this matter. In the third quarter of fiscal 2011, the Company and a majority of the members of the joint venture entered into an agreement to settle this dispute. The settlement was subject to the court’s approval, which was received, and the Company paid its share of the settlement in the first quarter of fiscal 2012. The above information has been included in the Annual Report and other annual reports on Form 10-K and quarterly reports on Form 10-Q filed by the Company in the footnote “Investments in and Advances to Unconsolidated Entities.” The Company evaluated its expected liability for a settlement of litigation based on ASC 450-20 “Loss Contingencies” based upon the known facts at the time of the evaluation and recorded its portion of the liability to the joint venture based upon that evaluation.

The Company respectfully notes that Footnote 1 on page F-10 of the Annual Report under the caption “Investments in and Advances to Unconsolidated Entities” sets forth a number of factors that the Company considers in the evaluation of its investments in unconsolidated entities for impairment. The Company believes the disclosures are adequate to provide the reader with a sufficient understanding of the impairment process.

Results of Operations, page 31

24.	It appears that, based upon the inclusion of Exhibits 99.1 and 99.2, the TMF and KTL joint ventures are significant under Rule 3-09 of Regulation S-X. Please revise future filings to describe the nature of TMF, KTL and any other joint ventures deemed significant under the applicable rules during the periods presented, and address the inclusion of the accompanying financial statements. For each joint venture, disclose the percentage ownership ascribed to each owner.

In response to the Staff’s comment, the Company confirms that, in future filings, it will disclose the nature of TMF, KTL and any other joint venture deemed significant during the periods presented and address the inclusion of their financial statements, as appropriate. The Company will also disclose the percentage ownership ascribed to each owner.

February 17, 2012

25.	In future filings, please provide an expanded discussion of the 93% decrease in interest expense within the context of your weighted average debt outstanding and your applicable weighted average interest rates, quantifying the impact of the factors discussed. See Section 501.04 of the Financial Reporting Codification. Provide a more detailed discussion and analysis of the underlying reasons for the increase in qualified inventory and the related financial statement impact.

In response to the Staff’s comment, the Company advises the Staff that the decline in directly expensed interest reflected in its statement of operations was primarily the result of the increasing levels of inventory that the Company had during fiscal 2011, as compared to fiscal 2010, relative to the amount of debt the Company had outstanding in each period. In the last six months of fiscal 2011, the Company’s inventory eligible for the capitalization of interest exceeded its homebuilding indebtedness and the Company did not have any directly expensed interest in that six-month period. Should the amount of homebuilding indebtedness exceed qualified inventory in the future, the Company will provide a more detailed discussion and analysis of the underlying reasons and the related financial statement impact.

26.	You state on page 33 that the decrease in interest income during 2011 was offset by, among other things, a profit participation received in fiscal 2011 from the sale of a non-core asset in fiscal 2009. Please tell us and revise future filings to the extent material to discuss the facts and circumstances of this current profit participation.

In response to the Staff’s comment, the Company advises the Staff that it believes the profit participation was immaterial. Furthermore, the profit participation related to the non-core asset sold in fiscal 2009 was specific to this asset sale, and accordingly, the Company believes that its current disclosure is adequate.

Geographic Segments, page 38

27.	You disclose on page 41 that inventory impairment charges for the South segment were $16.3 million in fiscal 2011. Please reconcile this to the apparent aggregate of such charges for this segment of $20.8 million, as derived from the table on page F-41.

In response to the Staff’s comment, the Company advises the Staff that the $16.3 million impairment charge disclosed on page 41 of the Annual Report represents the difference between the $20.8 million of impairments recognized in fiscal 2011, as disclosed on page F-41 of the Annual Report, and the $37.2 million of impairments recognized in fiscal 2010. The Company will clarify the disclosure in future filings.

Statement of Operations, page F-4

28.	Please tell us where net income (loss) attributable to noncontrolling interest is included in your statement of operations. Refer to ASC 810-10-45.

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In response to the Staff’s comment, the Company advises the Staff that the net loss attributable to the noncontrolling interest is included in interest and other income on the Company’s statements of operations. The net loss attributable to the noncontrolling interest in fiscal 2011 was $40,160. Due to the immaterial amount, the Company does not believe that it is required to separately disclose the net loss attributable to the noncontrolling interest. The Company will evaluate this presentation in the future should the amounts attributable to the noncontrolling interest become material.

9. Stock-Based Benefit Plans, page F-29

29.	You state on page F-30 that due to the losses recognized by the Company over the past several years and its inability to forecast future pre-tax profits, the Company has not recognized or estimated a tax benefit on its stock based compensation expense in fiscal 2011. Please explain to us how you were able to recognize or estimate this tax benefit for fiscals 2010 and 2009, given apparently the same set of circumstances, i.e., continued losses.

In response to the Staff’s comment, the Company advises the Staff that, in the third quarter of fiscal 2009, the Company determined that its deferred tax asset was impaired and recognized a $492 million valuation allowance against it. The Company continued to recognize a tax benefit on its stock-based compensation for the remainder of fiscal 2009 and for fiscal 2010 with an offsetting increase to the valuation allowance for the full amount of the deferred tax asset for the benefit created. In fiscal 2011, the Company determined that it would be more appropriate not to recognize a tax benefit and an offsetting increase to the valuation allowance for the benefit created from the stock-based compensation.

11. Fair Value Disclosures, page F-34

30.	Please explain to us why the columns for fair value of communities, net of impairment charges and impairment charges on page F-35 differ from that on page 28, for all the three month periods presented, except for January 31, 2011 and April 30, 2011.

In response to the Staff’s comment, the Company advises the Staff that the impairment charges reflected on page F-35 of the Annual Report represent the impairments related to all operating and future owned communities whereas the table on page 28 of the Annual Report includes the fair value and impairments related to operating communities only. For the three-month periods ended January 31, 2011 and April 30, 2011, there were no impairments related to future owned communities. The Company will re-evaluate this disclosure in future filings and consider ways to provide additional clarity.

Exhibits 99.1

31.	Please explain the nature of the loan payable balance at October 31, 2010, and

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quantify the amount attributable to Building 2 Loan and other loans.

In response to the Staff’s comment, the Company advises the Staff that the loan payable balance of $138.5 million at October 31, 2010 relates entirely to the Building 2 loan.

*                                                                                  *                                                                                  *

On behalf of the Company, we advise the Staff that the Company is aware of and acknowledges the following:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are grateful for your assistance in this matter. Please do not hesitate to call me at (212) 455-2948 with any questions or further comments you may have regarding this letter or if you wish to discuss our responses to the Comment Letter.

Very truly yours,

/s/ Joseph H. Kaufman, Esq.

Joseph H. Kaufman, Esq.